EXHIBIT 99.1

Brookfield Corporation Reports 27% Increase in Distributable Earnings to $1.5 Billion

$850 million of Shares Repurchased to Date in 2025

Deployable Capital Increases to a Record $165 billion

BROOKFIELD, Nnews, May 08, 2025 (GLOBE NEWSWIRE) -- Brookfield Corporation (NYSE: BN, TSX: BN) announced strong financial results for the quarter ended March 31, 2025.

Nick Goodman, President of Brookfield Corporation, said, “Our business performed well in the first quarter, with earnings 30% higher than the prior year, supported by continued momentum across our core operations. Our asset management business had strong inflows of $25 billion during the first quarter, our operating businesses continued to generate resilient cash flows, and our wealth solutions business delivered robust growth.”

He added, “In spite of increased market volatility, the outlook for our business continues to be strong and our focus remains unchanged; to deliver 15%+ returns to our shareholders over the long-term. We continue to reinvest our excess cash flows to further compound capital and with the recent volatility, we have accelerated share repurchases, buying back $850 million of shares so far this year.”

Operating Results

Distributable earnings (“DE”) before realizations increased by 30% over the prior year quarter.

Unaudited For the periods ended March 31 (US$ millions, except per share amounts)	Three Months Ended		Last Twelve Months Ended
	2025	2024	2025	2024
Net income of consolidated business[1]	$215	$519	$1,549	$5,200
Net income attributable to Brookfield shareholders[2]	$73	102	$612	1,112

Distributable earnings before realizations[3]	1,301	1,001	5,171	4,279
– Per Brookfield share[3]	0.82	0.63	3.26	2.70

Distributable earnings[3]	1,549	1,216	6,607	4,865
– Per Brookfield share[3]	0.98	0.77	4.17	3.07

See endnotes on page 8.

Total consolidated net income was $215 million for the quarter and $1.5 billion for the last twelve months (“LTM”). Distributable earnings before realizations were $1.3 billion ($0.82/share) for the quarter and $5.2 billion ($3.26/share) for the last twelve months.

Our asset management business generated a 26% increase in fee-related earnings compared to the prior year quarter. This growth was attributed to robust fundraising momentum primarily driven by our complementary strategies and the final closes of two flagship funds.

Wealth solutions delivered another strong quarter of financial performance, benefiting from strong investment performance and continued growth of our insurance asset base.

Our operating businesses continue to deliver resilient and stable cash flows, underpinned by strong operating earnings across our renewable power and transition, infrastructure, and private equity businesses and 3% growth in same-store net operating income (“NOI”) from our core real estate portfolio.

During the quarter and for the LTM, earnings from realizations were $248 million and $1.4 billion, with total DE for the quarter and for the LTM of $1.5 billion ($0.98/share) and $6.6 billion ($4.17/share), respectively.

Regular Dividend Declaration

The Board declared a quarterly dividend for Brookfield Corporation of $0.09 per share, payable on June 30, 2025 to shareholders of record as at the close of business on June 13, 2025. The Board also declared the regular monthly and quarterly dividends on our preferred shares.

Operating Highlights

Distributable earnings before realizations were $1.3 billion ($0.82/share) for the quarter and $5.2 billion ($3.26/share) over the last twelve months, representing an increase of 30% on a per share basis over the prior year quarter. Total distributable earnings were $1.5 billion ($0.98/share) for the quarter and $6.6 billion ($4.17/share) over the last twelve months.

Asset Management:

  DE was $684 million ($0.43/share) in the quarter and $2.7 billion ($1.71/share) over the LTM.
  Fee-related earnings were a record $698 million, representing growth of 26% compared to the prior year quarter. This was driven by a 20% increase in fee-bearing capital over the LTM to $549 billion. Total inflows were $25 billion in the quarter.
  We closed our flagship opportunistic credit fund strategy at $16 billion and finalized the institutional close for our fifth vintage opportunistic real estate strategy, bringing total capital raised to approximately $16 billion – with the final close-out of clients in wealth and regional sleeves expected over the balance of the year, we are set to have by far our largest pool of capital for opportunistic real estate to date.
  Subsequent to the quarter end, we announced the acquisition of a majority stake in Angel Oak, a leading origination platform and asset manager with over $18 billion of assets under management.

Wealth Solutions:

  DE was $430 million ($0.27/share) in the quarter and $1.5 billion ($0.95/share) over the LTM.
  We originated $4 billion of retail and institutional annuity sales during the quarter, increasing insurance assets to $133 billion at quarter end.
  The business maintains a strong financial position, with statutory capital growing to over $16 billion.
  We continue to gradually rotate the investment portfolio, rotating over $8 billion of American Equity Life’s portfolio to date, contributing to an average investment portfolio yield of 5.7%, which is 1.8% higher than the average cost of funds, and we maintain a 15% return on our $11.5 billion invested capital.
  Through our combined wealth solutions platforms, we are raising close to $2 billion of retail capital per month, inclusive of over $650 million from our private wealth channel.

Operating Businesses:

  DE was $426 million ($0.27/share) in the quarter and $1.7 billion ($1.08/share) over the LTM.
  Cash distributions from our operating businesses are underpinned by strong operating earnings. Our core real estate portfolio continues to grow its same-store NOI, delivering a 3% increase over the prior year quarter.
  In our real estate business, we signed nearly 9 million square feet of office and retail leases during the quarter, including 2.3 million square feet of office leases in the U.S.
  In our North American residential business, we generated approximately $640 million of proceeds from the sale of master plan communities as we shift the business to a more capital-light model.

Earnings from the monetization of mature assets were $248 million ($0.16/share) for the quarter and $1.4 billion ($0.91/share) over the LTM.

  During the quarter, we successfully closed approximately $22 billion of asset sales across the business. Substantially all sales were completed at prices in line or above our carrying values.
  Total accumulated unrealized carried interest was $11.6 billion at quarter end, representing an increase of 14% compared to the prior year, net of $409 million carried interest realized into income over the LTM.
  As we execute on our monetization pipeline, we expect to realize much of this into income over the next five years.

We ended the quarter with a record $165 billion of capital available to deploy into new investments.

  We have deployable capital of $165 billion, which includes $69 billion of cash, financial assets and undrawn credit lines at the Corporation, our affiliates and our wealth solutions business.
  Our balance sheet remains conservatively capitalized. Our corporate debt at the Corporation has a weighted-average term of 15 years, and today, we have no maturities through the end of 2025.
  We maintained strong access to the capital markets and executed on over $30 billion of financings, including issuing $500 million of 30-year senior unsecured notes at the Corporation, achieving our tightest 30-year spread to date.
  To date this year, we have completed $850 million of share repurchases at prices significantly lower than our intrinsic value, adding value to each remaining share.

CONSOLIDATED BALANCE SHEETS

Unaudited (US$ millions)		March 31		December 31
		2025		2024
Assets
Cash and cash equivalents		$12,437		$15,051
Other financial assets		29,996		25,887
Accounts receivable and other		44,070		40,509
Inventory		8,706		8,458
Equity accounted investments		69,405		68,310
Investment properties		95,960		103,665
Property, plant and equipment		152,908		153,019
Intangible assets		37,219		36,072
Goodwill		37,024		35,730
Deferred income tax assets		3,852		3,723
Total Assets		$491,577		$490,424

Liabilities and Equity
Corporate borrowings		$14,607		$14,232
Accounts payable and other		58,795		60,223
Non-recourse borrowings		231,257		220,560
Subsidiary equity obligations		3,354		4,759
Deferred income tax liabilities		24,634		25,267

Equity
Non-controlling interests in net assets	$113,667		$119,406
Preferred equity	4,103		4,103
Common equity	41,160	158,930	41,874	165,383
Total Equity		158,930		165,383
Total Liabilities and Equity		$491,577		$490,424

CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited For the periods ended March 31 (US$ millions, except per share amounts)	Three Months Ended
	2025	2024
Revenues	$17,944	$22,907
Direct costs[1]	(10,995)	(16,571)
Other income and gains	588	240
Equity accounted income	519	686
Interest expense
– Corporate borrowings	(179)	(173)
– Non-recourse borrowings
Same-store	(3,916)	(3,955)
Dispositions, net of acquisitions[2]	188	—
Upfinancings[2]	(254)	—
Corporate costs	(18)	(17)
Fair value changes	(824)	158
Depreciation and amortization	(2,455)	(2,475)
Income tax	(383)	(281)
Net income	215	519
Net income attributable to non-controlling interests	(142)	(417)
Net income attributable to Brookfield shareholders	$73	$102

Net income per share
Diluted	$0.02	$0.04
Basic	0.02	0.04

1.    Direct costs disclosed above exclude depreciation and amortization expense.
2.    Interest expense from dispositions, net of acquisitions, and upfinancings completed over the twelve months ended March 31, 2025.

SUMMARIZED FINANCIAL RESULTS

DISTRIBUTABLE EARNINGS

Unaudited For the periods ended March 31 (US$ millions)	Three Months Ended		Last Twelve Months Ended
	2025	2024	2025	2024
Asset management	$684	$621	$2,708	$2,508

Wealth solutions	430	273	1,507	868

BEP	113	107	434	419
BIP	89	84	341	323
BBU	6	9	32	36
BPG	215	166	904	759
Other	3	(29)	4	(37)
Operating businesses	426	337	1,715	1,500

Corporate costs and other	(239)	(230)	(759)	(597)
Distributable earnings before realizations[1]	1,301	1,001	5,171	4,279
Realized carried interest, net	189	183	409	547
Disposition gains from principal investments	59	32	1,027	39
Distributable earnings[1]	$1,549	$1,216	$6,607	$4,865

1.    Non-IFRS measure – see Non-IFRS and Performance Measures section on page 8.

RECONCILIATION OF NET INCOME TO DISTRIBUTABLE EARNINGS

Unaudited For the periods ended March 31 (US$ millions)	Three Months Ended		Last Twelve Months Ended
	2025	2024	2025	2024
Net income	$215	$519	$1,549	$5,200
Financial statement components not included in DE:
Equity accounted fair value changes and other items	952	629	3,002	2,727
Fair value changes and other	869	(9)	3,530	1,981
Depreciation and amortization	2,455	2,475	9,717	9,362
Disposition gains in net income	(402)	(35)	(1,601)	(6,071)
Deferred income taxes	(159)	(44)	(456)	(849)
Non-controlling interests in the above items[1]	(2,639)	(2,525)	(10,684)	(8,192)
Less: realized carried interest, net	(189)	(183)	(409)	(547)
Working capital, net	199	174	523	668
Distributable earnings before realizations[2]	1,301	1,001	5,171	4,279
Realized carried interest, net[3]	189	183	409	547
Disposition gains from principal investments	59	32	1,027	39
Distributable earnings[2]	$1,549	$1,216	$6,607	$4,865

1.    DE is a non-IFRS measure proportionate to the interests of shareholders and therefore excludes items in income attributable to non-controlling interests in non-wholly owned subsidiaries.
2.    Non-IFRS measure – see Non-IFRS and Performance Measures section on page 8.
3.    Includes our share of Oaktree’s distributable earnings attributable to realized carried interest.

EARNINGS PER SHARE

Unaudited For the periods ended March 31 (millions, except per share amounts)	Three Months Ended		Last Twelve Months Ended
	2025	2024	2025	2024
Net income	$215	$519	$1,549	$5,200
Non-controlling interests	(142)	(417)	(937)	(4,088)
Net income attributable to shareholders	73	102	612	1,112
Preferred share dividends[1]	(40)	(42)	(166)	(167)
Net income available to common shareholders	33	60	446	945
Dilutive impact of exchangeable shares of affiliate	—	—	12	7
Net income available to common shareholders including dilutive impact of exchangeable shares	$33	$60	$458	$952

Weighted average shares	1,504.0	1,518.8	1,507.5	1,545.4
Dilutive effect of conversion of options and escrowed shares using treasury stock method[2] and exchangeable shares of affiliate[3]	39.5	24.8	76.3	39.5
Shares and share equivalents	1,543.5	1,543.6	1,583.8	1,584.9

Diluted earnings per share	$0.02	$0.04	$0.29	$0.60

1.    Excludes dividends paid on perpetual subordinated notes of $3 million (2024 – $3 million) and $10 million (2024 – $10 million) for the three and twelve months ended March 31, 2025, which are recognized within net income attributable to non-controlling interests.
2.    Includes management share option plan and escrowed stock plan.
3.    Per share amounts are inclusive of the dilutive effect of mandatorily redeemable preferred shares held in a consolidated subsidiary. Due to its anti-dilutive effect on EPS for the three months ended March 31, 2025, the exchange of BWS Class A shares has been excluded from the diluted EPS calculation.

Additional Information

The Letter to Shareholders and the company’s Supplemental Information for the three and twelve months ended March 31, 2025, contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s website.

The statements contained herein are based primarily on information that has been extracted from our financial statements for the periods ended March 31, 2025, which have been prepared using IFRS Accounting Standards, as issued by the International Accounting Standards Board (“IASB”). The amounts have not been audited by Brookfield Corporation’s external auditor.

Brookfield Corporation’s Board of Directors has reviewed and approved this document, including the summarized unaudited consolidated financial statements prior to its release.

Information on our dividends can be found on our website under Stock & Distributions/Distribution History.

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Corporation’s 2025 First Quarter Results as well as the Shareholders’ Letter and Supplemental Information on Brookfield Corporation’s website under the Reports & Filings section at www.bn.brookfield.com.

To participate in the Conference Call today at 10:00 a.m. ET, please pre-register at https://register-conf.media-server.com/register/BI8ec76857c24d465f8738d2aa3d9d69f7. Upon registering, you will be emailed a dial-in number, and unique PIN. The Conference Call will also be webcast live at https://edge.media-server.com/mmc/p/wq9u3hrd. For those unable to participate in the Conference Call, the telephone replay will be archived and available until May 8, 2026. To access this rebroadcast, please visit: https://edge.media-server.com/mmc/p/wq9u3hrd.

About Brookfield Corporation

Brookfield Corporation is a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. We have three core businesses: Alternative Asset Management, Wealth Solutions, and our Operating Businesses which are in renewable power, infrastructure, business and industrial services, and real estate.

We have a track record of delivering 15%+ annualized returns to shareholders for over 30 years, supported by our unrivaled investment and operational experience. Our conservatively managed balance sheet, extensive operational experience, and global sourcing networks allow us to consistently access unique opportunities. At the center of our success is the Brookfield Ecosystem, which is based on the fundamental principle that each group within Brookfield benefits from being part of the broader organization. Brookfield Corporation is publicly traded in New York and Toronto (NYSE: BN, TSX: BN).

Please note that Brookfield Corporation’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR+ and can also be found in the investor section of its website at www.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at www.bn.brookfield.com or contact:

Media: Kerrie McHugh Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Katie Battaglia Tel: (416) 359-8544 Email: katie.battaglia@brookfield.com

Non-IFRS and Performance Measures

This news release and accompanying financial information are based on IFRS Accounting Standards, as issued by the IASB, unless otherwise noted.

We make reference to Distributable Earnings (“DE”). We define DE as the sum of distributable earnings from our asset management business, distributable operating earnings from our wealth solutions business, distributions received from our ownership of investments, realized carried interest and disposition gains from principal investments, net of earnings from our Corporate Activities, preferred share dividends and equity-based compensation costs. We also make reference to DE before realizations, which refers to DE before realized carried interest and realized disposition gains from principal investments. We believe these measures provide insight into earnings received by the company that are available for distribution to common shareholders or to be reinvested into the business.

Realized carried interest and realized disposition gains are further described below:

  Realized Carried Interest represents our contractual share of investment gains generated within a private fund after achieving our clients’ minimum return requirements. Realized carried interest is determined on third-party capital that is no longer subject to future investment performance.
  Realized Disposition Gains from Principal Investments are included in DE because we consider the purchase and sale of assets from our directly held investments to be a normal part of the company’s business. Realized disposition gains include gains and losses recorded in net income and equity in the current period, and are adjusted to include fair value changes and revaluation surplus balances recorded in prior periods which were not included in prior period DE.

We use DE to assess our operating results and the value of Brookfield Corporation’s business and believe that many shareholders and analysts also find this measure of value to them.

We may make reference to Operating Funds from Operations (“Operating FFO”). We define Operating FFO as the company’s share of revenues less direct costs and interest expenses; excludes realized carried interest and disposition gains, fair value changes, depreciation and amortization and deferred income taxes; and includes our proportionate share of FFO from operating activities recorded by equity accounted investments on a fully diluted basis.

We may make reference to Net Operating Income (“NOI”), which refers to our share of the revenues from our operations less direct expenses before the impact of depreciation and amortization within our real estate business. We present this measure as we believe it is a key indicator of our ability to impact the operating performance of our properties. As NOI excludes non-recurring items and depreciation and amortization of real estate assets, it provides a performance measure that, when compared to prior periods, reflects the impact of operations from trends in occupancy rates and rental rates.

We disclose a number of financial measures in this news release that are calculated and presented using methodologies other than in accordance with IFRS. These financial measures, which include DE, should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures or other financial metrics are not standardized under IFRS and may differ from the financial measures or other financial metrics disclosed by other businesses and, as a result, may not be comparable to similar measures presented by other issuers and entities.

We provide additional information on key terms and non-IFRS measures in our filings available at www.bn.brookfield.com.

End Notes

1.    Consolidated basis – includes amounts attributable to non-controlling interests.
2.    Excludes amounts attributable to non-controlling interests.
3.    See Reconciliation of Net Income to Distributable Earnings on page 5 and Non-IFRS and Performance Measures section on page 8.

Notice to Readers

Brookfield Corporation is not making any offer or invitation of any kind by communication of this news release and under no circumstance is it to be construed as a prospectus or an advertisement.

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations (collectively, “forward-looking statements”). Forward- looking statements include statements that are predictive in nature, depend upon or refer to future results, events or conditions, and include, but are not limited to, statements which reflect management’s current estimates, beliefs and assumptions regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies, capital management and outlook of Brookfield Corporation and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and which in turn are based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. The estimates, beliefs and assumptions of Brookfield Corporation are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Forward-looking statements are typically identified by words such as “expect,” “anticipate,” “believe,” “foresee,” “could,” “estimate,” “goal,” “intend,” “plan,” “seek,” “strive,” “will,” “may” and “should” and similar expressions. In particular, the forward-looking statements contained in this news release include statements referring to the impact of current market or economic conditions on our business, the future state of the economy or the securities market, the anticipated allocation and deployment of our capital, our fundraising targets, and our target growth objectives.

Although Brookfield Corporation believes that such forward-looking statements are based upon reasonable estimates, beliefs and assumptions, actual results may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates and heightened inflationary pressures; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including acquisitions and dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations and sanctions; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes and epidemics/pandemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments including asset management, wealth solutions, renewable power and transition, infrastructure, private equity, real estate and corporate activities; and (xxv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect future results. Readers are urged to consider these risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements, which are based only on information available to us as of the date of this news release or such other date specified herein. Except as required by law, Brookfield Corporation undertakes no obligation to publicly update or revise any forward- looking statements, whether written or oral, that may be as a result of new information, future events or otherwise.

Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to historic investments discussed herein, that targeted returns, growth objectives, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved (because of economic conditions, the availability of appropriate opportunities or otherwise).

Target returns and growth objectives set forth in this news release are for illustrative and informational purposes only and have been presented based on various assumptions made by Brookfield Corporation in relation to the investment strategies being pursued, any of which may prove to be incorrect. There can be no assurance that targeted returns or growth objectives will be achieved. Due to various risks, uncertainties and changes (including changes in economic, operational, political or other circumstances) beyond Brookfield Corporation’s control, the actual performance of the business could differ materially from the target returns and growth objectives set forth herein. In addition, industry experts may disagree with the assumptions used in presenting the target returns and growth objectives. No assurance, representation or warranty is made by any person that the target returns or growth objectives will be achieved, and undue reliance should not be put on them.

When we speak about our wealth solutions business or Brookfield Wealth Solutions, we are referring to Brookfield’s investments in this business that supported the acquisitions of its underlying operating subsidiaries.